FOIA Confidential Treatment Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

(with respect to certain portions of this response)

Gerald C. Bialek, Chief Financial Officer

One South Wacker Drive

Suite 1000

Chicago, IL 60606

Tel: (312) 696-3101

February 24, 2025

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Beverly Singleton

    Andrew Blume

Re: Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated February 9, 2025, with respect to the above-referenced filings. Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings in the Comment Letter. The Staff’s comments are bolded.

Because of the commercially sensitive nature of information contained herein, and pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment from disclosure under the Freedom of Information Act (“FOIA”), or otherwise, for portions of its responses to the Staff’s comments 1 and 2. Specifically, the Company requests that the portions of its response to the Staff’s comments 1 and 2 that have been redacted from the version of this letter filed via the Securities and Exchange Commission’s (the “Commission”) EDGAR system and identified by the mark “[***]”(on the pages marked [CENX-4], [CENX-9] and [CENX-10] of the filed version of this letter) be maintained in confidence, not made part of any public record and not be disclosed to any person, including in response to any requests under FOIA, or otherwise, as such responses contain confidential information. These responses are being provided to the Commission in their entirety under separate cover along with the request for confidential treatment. The Company is also filing a redacted copy of this response letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request for confidentiality.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 1]

February 24, 2025

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

2. Acquisition of Jamalco, page 60

1.	We note your response to prior comment 4 and have the following comments:

•	Please provide us with a more detailed analysis of your primary beneficiary determination, including identification of the activities that most significantly impact Jamalco's economic performance and a description of how decisions are made regarding each activity. Provide us with a copy of the agreement that sets forth the rights and obligations of each investor.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company carefully considered the guidance in ASC 810-10-25-38 to 25-38J in connection with its primary beneficiary analysis with respect to Jamalco. The Company also acknowledges the Staff’s request to be provided with a copy of the Jamalco JVA and the Company respectfully advises the Staff that it will provide such document as a supplement to this letter.

ASC 810-10-25-38 states that a reporting entity with a variable interest in a VIE should consolidate that VIE if it has a controlling financial interest as the primary beneficiary. ASC 810-10-25-38A clarifies that in order to have a controlling financial interest in a VIE, a variable interest holder must have both of the following attributes:

o	The power to direct the activities of a VIE that most significantly affect its economic performance (“power”); and

o	The obligation to absorb losses of the VIE or right to receive benefits from the VIE that could potentially be significant to the VIE (“benefits”).

The Company has the obligation to absorb the majority of losses of Jamalco and receive the majority of benefits from Jamalco that are significant through its 55% interest in Jamalco. Thus, the Company receives benefits from Jamalco.

When assessing whether the Company has power over Jamalco, the Company considered the following four step analysis:

1.	Consider the purpose and design.

2.	Identify the activities that most significantly impact economic performance.

3.	Determine how decisions about the significant activities are made and the party or parties that make them.

4.	Identify the party or parties that make the decisions about the significant activities, including consideration of kick-out rights, participating rights, and/or protective rights.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 2]

February 24, 2025

Step 1: Consider purpose and design

ASC 810-10-25-25 includes considerations for determining the purpose for which a legal entity was created. This can include the activities of the legal entity, the terms of the contracts the legal entity has entered into, the nature of the legal entity’s interests issued, how the legal entity’s interests were negotiated with or marketed to potential investors, and which parties participated significantly in the design or redesign of the legal entity.

Once the purpose has been determined, the Company should identify the nature of risks that Jamalco was designed to distribute. ASC 810-10-25-24 provides details of the nature of the risks that cause variability, such as credit risk, interest rate risk, foreign currency exchange risk, commodity price risk, equity price risk, and operations risk.

Jamalco was formed for the purpose of bauxite mining and alumina production in Jamaica. Therefore, Jamalco was designed in order to distribute operations risk related to the mining and alumina production operations (“Jamalco operations”), as well as commodity price risk.

Step 2: Identify the activities that most significantly impact the VIE’s economic performance

While considering the purpose and design of Jamalco, the Company identified the following activities as those that most significantly impact the economic performance of Jamalco:

o	Day-to-day management of Jamalco operations, such as prioritizing activities for executing operating plans and maintenance activities

o	Negotiating raw material and operating supply contracts and managing supply chain functions with suppliers and vendors

o	Determining operating and capital budgets

o	Hiring/firing/compensating all operations personnel

o	Making financing decisions for the deployment of capital from operations as well as assessing the need and timing of proposed capital calls

While Jamalco engages in various activities that impact the business, this subset of activities is considered to be the most significant, as they directly and meaningfully affect the economic performance of the entity (that is, the revenues, expenses, margins, cash flows, financial position) and the activities that have the most significant impact on the entity which are operations and commodity price risk.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 3]

February 24, 2025

Steps 3 and 4: Identify how decisions about significant activities are made and the party that makes them

Pursuant to ASC 810-25-38 to 38B, after the activities that most significantly impact Jamalco’s economic performance have been identified, the Company must determine how decisions about the significant activities are made and evaluate whether it has power to direct those activities. Management considered that power may be exercised through voting rights of the equity holders, the board of directors (on behalf of the equity holders), a management contract, or a combination of these factors.

[***].

•	In future filings, disclose within the liquidity section of MD&A any material known demands or commitments related to the funding of Jamalco.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will make the requested additional disclosures within the liquidity section of the MD&A in future filings, as applicable.

•	Provide in future filings all material applicable disclosures set forth in ASC 810-10-50-2AA through -22.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will enhance its disclosures, specifically reconsidering ASC 810-10-50-2AA through -22 in future filings, as applicable.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 4]

February 24, 2025

•	Considering the acquisition date recognition guidance of ASC 805-30-25-2 and since the nominal purchase price appears to suggest that a bargain purchase gain existed as of such date, tell us in further detail how you determined that the guidance in ASC 805-30-25-4 and ASC 805-30-30-5 allows for deferral of bargain purchase gains until the end of the measurement period.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment. As discussed in the Company’s letter dated January 17, 2025, the Company considered the guidance within ASC 805-30-25-2 as well as the guidance within ASC 805-30-25-4. That guidance specifically states:

“Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review.” (emphasis added).

Accordingly, in light of the complexity of this acquisition and notwithstanding the fact that the transaction had the potential to result in a bargain purchase gain, the Company deferred the amount of the preliminary bargain purchase gain in order to continue to assess whether the Company had identified all of the assets and liabilities acquired pursuant to ASC 805-30-25-4, rather than immediately recognizing the gain upon the acquisition pursuant to ASC 805-30-25-2.

In reaching this conclusion, the Company was particularly sensitive to the complex and detailed nature of the valuation work in the context of a distressed acquisition as well as the potential risks associated with publicly recognizing a gain only then to materially reduce or alter that amount in subsequent periods if additional information became available during the measurement period that existed at the time of the acquisition. As the Company’s process for completing its accounting for its business combination was ongoing, the Company also considered ASC 805-30-30-5, which indicates that before a bargain purchase is recognized, an acquirer should reassess whether it has appropriately identified and measured all of the assets acquired and liabilities assumed. In accordance with ASC 805-30-30-4 and 30-5, then, the Company determined it would be inappropriate to recognize a bargain purchase gain during the measurement period until that process was complete. As of December 31, 2023, the Company continued to evaluate the assets and liabilities identified, including ensuring environmental liabilities, long-lived assets, asset retirement obligations, and other contingencies had been fully assessed, and the valuation techniques were appropriate. Additionally, while the Company acknowledges that the nominal purchase price may have indicated a bargain purchase was possible, the Company did not believe a “piecemeal” approach to gain recognition was consistent with the guidance in ASC 805-30-25-4, or the guidance in ASC 805-30-30-5 and so deferred the entire gain until the full reassessment of assets acquired and liabilities assumed had been completed.

The Company also notes that its treatment was also consistent with the treatment afforded other gain contingencies in ASC 450-30-25-1, which requires gains to be deferred until they are realized or realizable. That is, the Company deferred the bargain purchase gain until after a reassessment of the purchase allocation had been performed to ensure the gain was realizable.

The Company also considered guidance in Deloitte’s Roadmap: Business Combinations (December 2024) - Section 5.2, which discusses two approaches to a provisional bargain purchase gain – (1) recognition on a preliminary basis or (2) deferral until the accounting for the acquisition is complete – noting that either approach is acceptable. Consistent with this guidance, the Company made a policy election to defer the credit until the process was complete. The Company transparently disclosed the policy choice, the gain deferred as of December 31, 2023, as well as the preliminary nature of the purchase price allocation.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 5]

February 24, 2025

In April 2024, the Company completed its purchase price allocation, including obtaining final valuation reports to reassess the assets acquired and liabilities assumed in connection with finalization of its March 31, 2024, reporting and close cycle. The Company also notes that, as a result of finalizing these procedures, the bargain purchase was, in fact, reduced by approximately $28 million compared to the amount deferred at December 31, 2023, highlighting the uncertainty inherent in the preliminary amounts. At this point the Company was able to close the measurement period and conclude that it had appropriately measured the bargain purchase gain, including to reflect consideration of all available information for all identified assets acquired and liabilities assumed as of the acquisition date. As such, the Company recognized the bargain purchase gain in its Form 10-Q filed for the period ending March 31, 2024, which was filed on May 1, 2024

•	Clarify for us if you consider the $2.3 million allocated to the non-controlling interest to represent its fair value as of the acquisition date. Also clarify for us the meaning and accounting impact of your statement that "Each of the Jamalco partners have a direct, proportionate ownership interest in the principal assets used by the joint venture." In regards to the Explanatory Note included on page i, also explain to us how you calculated the non-controlling interest for purposes of your Q4 2023 Earnings Release and why the amount materially differed from the amount recorded within the financial statements.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment regarding the $2.3 million allocated to the non-controlling interest and respectfully advises the Staff that the Company considers this amount to represent the fair value of such non-controlling interest as of the acquisition date. The Company further advises the Staff that such amount was determined in conjunction with the Company’s fair value assessment performed by our third-party valuation experts.

The Company also respectfully acknowledges the Staff’s comment regarding the above referenced statement that “Each of the Jamalco partners have a direct, proportionate ownership interest in the principal assets used by the joint venture.” The Company advises the Staff that Jamalco is unincorporated, and as a result, to facilitate its operations, each party is named proportionately as owner of the principal assets in trust on behalf of Jamalco, aligned with their interest in its operations. Jamalco’s assets are limited to operating cash, the mineral assets, related mine development costs, asset retirement obligations, and the related raw and unfinished inventories produced from the mine. Liabilities are limited to accounts payable, accrued expenses, including payroll and retirement obligations, land acquisition liabilities, and reclamation obligations. Fixed assets are held 55% by the Company and 45% by the Government of Jamaica as undivided interests in those related assets, consistent with the ownership in Jamalco. This results in consolidation of the mineral properties and related raw and unfinished inventories through control of Jamalco, net of liabilities, and proportionate recognition of the undivided interests in individual fixed assets that are jointly held by the Company and the Government of Jamaica. The noncontrolling interest, then, reflects the fair value of the counterparty’s interest in Jamalco itself, and not of its undivided interests in assets.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 6]

February 24, 2025

Lastly, the Company respectfully acknowledges the Staff’s comment regarding the Explanatory Note included on page (i) of the Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”). The Company advises the Staff that as the Company continued to evaluate the fair value of assets acquired and liabilities assumed, during the measurement period after the close of the acquisition. During this time, the Company made several measurement period adjustments to the acquired assets and liabilities, as is permitted under ASC 805-10-25-13 through 25-15. These changes in the values of the acquired assets and liabilities caused the amount of the non-controlling interest calculated for purposes of the Q4 2023 Earnings Release to be different from that of the 2023 Form 10-K, as the measurement of the non-controlling interest was refined along with the measurement of the acquired assets and assumed liabilities. As described in Note 2 to the Consolidated Financial Statements filed with the 2023 Form 10-K, the estimated fair value of non-controlling interest as of the acquisition date remained provisional as of the filing date of the 2023 Form 10-K and was only subsequently finalized after Q1 2024.

•	Tell us and disclose the methodology for attributing net income or loss and other comprehensive income to the non-controlling interest.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its methodology for attributing net income or loss and other comprehensive income to the non-controlling interest is based on each partner’s right to its proportionate share of costs, specifically our 55% ownership and our joint venture partner’s 45%.  Jamalco operating and production costs are isolated in a separate business unit within the accounting systems, which is used to apply the attribution of net income or loss and other comprehensive income to the non-controlling interest based on the ratio of 55% to 45%.

2.	We note your response to prior comment 8. Please tell us in greater detail how you determined your Jamalco operating segment meets all of the aggregation criteria described in ASC 280-10-50-11 to be combined with your primary aluminum smelter operating segments. In particular, explain how the production processes, products and services, and nature of the regulatory environment are all similar. Provide specific examples for each criterion and address your risk factor disclosures on pages 16-17 that reference Jamalco's "additional and/or different regulatory requirements" and "extensive permitting and approval requirements." Also explain how you determined the mining and smelting operating segments have similar economic characteristics, including the specific data used in your analysis.

COMPANY RESPONSE

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that its four (4) operating segments can be aggregated into one (1) reportable segment pursuant to the guidance in ASC 280-10-50-11.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 7]

February 24, 2025

Analysis of Qualitative Aggregation Criteria

ASC 280-10-50-11 provides that the following qualitative criteria should be evaluated for potential operating segment aggregation into one reportable segment: (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment. We note the Staff’s particular focus on certain factors of the guidance found in ASC 280-10-50-11 and we analyze each of these factors below with respect to our Jamalco operating segment engaged in the production of aluminum oxide.

Nature of the Products

The aluminum industry is comprised of three segments - upstream, secondary, and downstream.1 The purpose of the upstream portion of the industry is to refine bauxite into aluminum. Alumina is merely produced as an intermediate, or precursor, product in the overall process of producing primary aluminum, making the product origins and final use cases highly related. The key industrial process for both is mineral extraction and production/refinement: bauxite → alumina → aluminum. This commonality in the raw material, production process, and end use makes both products fundamentally similar in nature.

Nature of the Production Process

The alumina production process feeds directly into the aluminum production process. As alumina is the precursor to aluminum, the two operations are symbiotic, not merely related, and in many instances the production facilities are co located on a single production site. Because of this, the production processes are often interdependent, e.g. in terms of raw material supply and processing capabilities, and in many aspects interchangeable, e.g. in terms of labor force, technical resources and supply chain facilities. Both alumina and aluminum production require sophisticated, capital intensive refining and smelting technologies that require uninterrupted operations 24 hours-per-day, 7 days-per-week.

The fundamental goal of the overall upstream production process is to extract the aluminum molecule from the bauxite, a goal that requires both processes to complete. This sequential interdependent process means that the technological capabilities and expertise are interchangeable, directly applicable across both production areas.

1 U.S. Aluminum Manufacturing: Industry Trends and Sustainability, Congressional Research Service (October 26, 2022) (https://crsreports.congress.gov/product/pdf/R/R47294)

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 8]

February 24, 2025

Alumina and aluminum production also share common infrastructure, such as energy-intensive production facilities, specialized production equipment, and sophisticated logistics for the transportation of bauxite, alumina, and aluminum products. Both products are influenced by similar global market dynamics – particularly commodity price fluctuations (e.g., alumina is often priced as a percentage of the aluminum price and the two prices are correlated), supply chain considerations, and geopolitical risks affecting production regions. Additionally, both production processes require high levels of capital investment, similar labor types and consume significant amounts of power to produce the end product.

Type or Class of Customer

[***].

Distribution of Products

The Company is mindful of the guidance found in ASC 280-10-50-11 which requires an analysis of whether two products have substantially similar distribution methods and should consider factors such as the sales channels and the logistics involved in distribution of such products.

The key customer bases for both alumina and aluminum are often served through overlapping or interchangeable distribution methods since the distribution of both alumina and aluminum rely on substantially similar infrastructure, such as port facilities and railways. The physical handling and transportation methods (bulk transport, large-scale shipment, and storage) are also interchangeable and often virtually the same due to the large scope and scale of the production facilities used for both products.

Additionally, both alumina and aluminum are typically shipped using similar logistics channels that rely primarily upon a network of bulk ocean vessels, heavy freight rail operations, and on-highway trucking to transport these products to industrial customers. Importantly, the transition from alumina to aluminum does not substantially alter the underlying distribution infrastructure, and the interlinked flow of both products creates substantial overlap in their distribution methods.

For example, the majority of the Company’s alumina production is delivered to its customers via bulk ocean vessel and a significant amount of the Company’s aluminum production is also delivered via bulk ocean vessel. In many cases, delivery of both alumina and aluminum also involves rail transport.

Nature of the Regulatory Environment

We note that our risk factor disclosures contained in our 2023 Form 10-K with respect to Jamalco were prepared while Jamalco’s operations were being integrated into the Company and were necessarily broad in nature. As Jamalco’s operations have been integrated into the Company’s operations, management has observed that the regulatory environment in which Jamalco operates is in fact largely the same to the Company’s other operating segments, including with respect to permitting, environmental regulations, safety standards, and industry-specific guidelines. The same environmental concerns regarding emissions and sustainability impact both facilities, creating a common regulatory burden for both Jamalco and the Company’s aluminum smelting facilities. In particular, both processes generate waste products and require careful management of environmental impacts, such as emissions and waste disposal and must meet government mandated regulations for air quality and disposal. The Company’s risk factor disclosures with respect to Jamalco will be revised accordingly in future filings.

For example, safety regulations and performance for each of the Company’s operating segments, including Jamalco, are measured via the same statistics, consisting of (i) “Total Case Incident Rate” to measure the number of injuries and (ii) “Days Away, Restricted, Transferred” which measures the severity of injuries. Both measures of work-related injuries and common safety metrics used in the aluminum industry.

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 9]

February 24, 2025

Analysis of Similar Economic Characteristics

Aluminum and alumina production share similar economic characteristics, particularly in their dependence on similar and often identical commodity inputs and prices, market conditions, and production processes. For example, the cost structure and operational risks for both production processes are influenced by factors like energy costs, labor costs, and regulatory concerns that are largely the same for both alumina production and aluminum production. Pricing for both aluminum and alumina are driven by substantially similar market forces and macroeconomic conditions, namely supply and demand dynamics and production costs. Financial performance for both alumina and aluminum production is often measured using similar key performance indicators (KPIs), such as cost per ton, purity of product, energy efficiency, and yield of the chemical process.

The charts below illustrate the close pricing relationship between the two commodities for the 8-year period from 2017-2024 by comparing the Alumina Price Index (API) to the Aluminum price on the London Metal Exchange (LME) on a 5-year moving average basis.

Alumina Price Index (API) and Aluminum Price (LME) values sourced from the London Metal Exchange

We also note that the cost structures of both aluminum and alumina production have substantial overlap in the types and scale of costs. We specifically note that both processes (i) rely heavily on raw material availability, (ii) are highly energy-intensive and exposed to market fluctuations in energy prices, (iii) are labor- and capital-intensive processes requiring large workforces and equipment, and (iv) require substantial capital investment and continual maintenance/repairs to support round-the-clock stable operations.

[***].

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 10]

February 24, 2025

Conclusion

Based on the qualitative and quantitative discussions above, the Company believes that its operating segments are both qualitatively and economically similar and meet the criteria to aggregate into a single reportable segment pursuant to the guidance in ASC 280-10-50-11. The Company acknowledges that changes in the qualitative factors described above could potentially impact the Company’s analysis and, accordingly, alter the Company’s conclusions. As such, pursuant to the guidance in ASC 280-10-50-11, the Company will continue to evaluate its operating segments in future years to assess whether aggregation continues to be appropriate.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312-696-3126.

Sincerely,

/s/ Gerald C. Bialek
Chief Financial Officer

Confidential Treatment of Certain Portions

of the Response to Comments 1 and 2 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 11]